Credo Petroleum Corporation

1801 Broadway

Suite 900

Denver, CO 80202

June 6, 2011

Karl Hiller

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Credo Petroleum Corporation Form 10-K
for Fiscal Year Ended October 31, 2010
and Form 10-Q for Fiscal Quarter Ended
January 31, 2011; File No. 001-34281

Dear Mr. Hiller:

Set forth below are responses of Credo Petroleum Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated May 25, 2011 regarding the Company’s Annual Report on Form 10-K for the year ended October 31, 2010 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2011.

Set forth below are the Staff’s May 25, 2011 comments, indicated in bold, followed by responses on behalf of the Company.

Form 10-K for the Fiscal Year ended October 31, 2010

Properties, page 11

Significant Properties, Estimated Proved Oil and Gas Reserves, and Future Net Revenues, page 15

1.                                      We note that your tabular presentation of proved reserves as of December 31, 2010, 2009, and 2008 does not include the detail for developed and undeveloped properties that is required under Item 1202(a)(2) of Regulation S-K.  Please modify your presentation as necessary to conform to this guidance.

In the Form 10-Q that the Company files for its fiscal quarter ended April 30, 2011 and in future annual filings on Form 10-K, we will include a tabular schedule of oil and gas reserves in accordance with Item 1202(a)(2), as follows (for the April 30, 2011 Form 10-Q):

The following information related to the company’s proved oil and natural gas reserves as of October 31, 2010 is presented to provide details of the proved developed and proved undeveloped reserve quantities in accordance with Item 1202(a)(2) of Regulation S-K.

		Natural
Proved Reserves	Oil (Bbls)	Gas (Mcf)	Total (BOE)(1)

Developed	501,000	8,791,000	1,996,000
Undeveloped	453,000	4,967,000	1,281,000
Total	954,000	13,938,000	3,277,000

(1)  Natural gas is converted to barrels of oil equivalent using a conversion of six Mcf “equivalent” per barrel of oil.  This conversion is based on energy equivalence and not price equivalence.  For fiscal year 2010, the average of the first-day-of-the-month oil price was $68.30 per barrel, and the average of the first-day-of-the-month gas price was $4.49 per Mcf.

Oil reserves increased 9% and currently account for 29% of the company’s total proved reserves.  No gas wells were drilled in 2010 resulting in a 7% decline in gas reserves.  The decline in gas reserves more than offset the 9% increase in oil reserves and resulted in a 3% decrease in total reserves, based on the industry standard six Mcf of gas to one barrel of oil conversion rate.

As of October 31, 2010, proved undeveloped reserves (“PUDs”) were estimated to be 1,281,000 BOE, or 39% of estimated proved reserves, compared to 1,307,000 BOE, or 39% of estimated proved reserves as of October 31, 2009.  No significant proved undeveloped reserves were converted to proved developed reserves during fiscal year 2010.  The net decrease of 26,000 BOE was primarily due to a decision not to develop certain natural gas reserves.  The Company is scheduled to convert the PUDs disclosed as of October 31, 2010 to proved developed reserves within five years of the date they were initially disclosed as PUDs.

2.                                      The footnote to your table at page 15 indicates that approximately 71% of your proved reserves were classified as proved developed in 2010.  However, details in the LaRoche Petroleum Consultants’ Reserve Report at Exhibit 99.1 indicate that your proved reserves represented approximately 61% of your total reserves as of October 31, 2010.  Please explain this discrepancy and submit the support for your calculation.

The footnote to the table on page 15 indicating that approximately 71% of proved reserves were classified as proved developed is a typographical error.  The proved developed reserves represent approximately 61% of total reserves.  We will note the correct 61% in a footnote to the tabular schedule included in the Form 10-Q that the Company files for its fiscal quarter ended April 30, 2011, see response to (1) above.

Please expand your disclosure to include the information about proved undeveloped reserves that is required by Item 1203 of Regulation S-K.

The following statement will be included following the tabular presentation referenced in (1) above included in the Form 10-Q that the company files for its fiscal quarter ended April 30, 2011 and in future annual filings on Form 10-K.

The Company is scheduled to convert the proved undeveloped reserves recorded as of October 31, 2010 to proved developed reserves within five years of the date the reserves were initially recorded.

Production, Average Sales Prices and Average Production Costs, page 15

3.                                      Given your discussion of markets and customers at page 5, indicating that you sell oil under one- year contracts and natural gas under three to five year contracts, it appears that you should disclose the information required by Item 1207 of Regulation S-K.

The Staff is advised that the Company does not operate under any oil or gas sales contracts that specify deliverable quantities at any time.  The contracts simply commit the Company to sell its production to the purchaser and commits the purchaser to buy the Company’s production on a well by well basis.  The sales contracts also include agreement on the basis of monthly sales price calculations, whether based on monthly average spot prices, FERC index prices or other methodology.

MD&A of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 27

Oil and Gas Properties, page 27

4.                                      We note that your description of the ceiling test prescribed under the full cost method of accounting for oil and gas activities does not conform with Rule 4-10(c)(4) of Regulation S-X.  The cost center ceiling should include two components pertaining to unproved properties: 1) the cost of unproven properties not being amortized and 2) the lower of cost or estimated fair value of unproven properties included in the costs being amortized.  The disclosure at the end of the first paragraph in Note 3 on page 39 indicates that you do not consider the costs of unevaluated properties to be part of the full cost pool.  This is not consistent with the requirements in Rule 4-10(c)(2) of Regulation S-X, and may produce an anomalous test result when the ceiling includes the components described in Rule 4-10(c)(4)(B) and (C).  Please revise your accounting and disclosure as necessary to comply with these requirements, including any related disclosures appearing elsewhere in your filing, such as the full cost pool ceiling risk factor on page 9 and the policy disclosure in Note 3 to your financial statements on page 39.  Additionally, please submit the analysis that you perform in determining the extent of any differences between your accounting and that which is required under the full cost methodology.

The Staff is advised that the Company’s accounting for ceiling test calculations conforms with Rule 4-10 (c) (2) of Regulation S-X, as more fully described in Note 3 to the financial statements.  Accordingly, there is no difference between the Company’s accounting and that which is required under the full cost methodology.  In the Form 10-Q that the company files for its fiscal quarter ended April 30, 2011 and in future filings on Forms 10-Q and 10-K, the Company will better describe the ceiling test calculation in Critical Accounting Policies and in the footnotes to the financial statements, as follows:

The Company performs a ceiling test each quarter. The full cost ceiling test is a limitation on capitalized costs prescribed by SEC Regulation S-X Rule 4-10. The ceiling test is not a fair value based measurement. Rather, it is a standardized mathematical calculation. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for each cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves using current prices (discussed below), excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, at a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties.  Effective with the October 31, 2010 ceiling test, the current prices utilized have been based on the average of the first-day-of-the-month prices during the preceding twelve-month period pursuant to the SEC’s “Modernization of Oil and Gas Reporting” rule.  For fiscal year 2010, the average of the first-day-of-the-month oil price was $68.30 per barrel, and the average of the first-day-of-the-month gas price was $4.49 per Mcf.

Should the net capitalized costs for a cost center exceed the sum of the components noted above, a ceiling test write-down would be recognized to the extent of the excess capitalized costs.

The disclosure at the end of the first paragraph in Note 3 on page 39 relates to the treatment of undeveloped properties for depletion under the full cost methodology rather than the ceiling test calculations.  In the Form 10-Q that the company files for its fiscal quarter ended April 30, 2011 and in future filings on Forms 10-Q and 10-K, the Company will clarify the language to differentiate between “amortizable costs “and the “full cost pool”, consistent with the wording in the penultimate sentence in that paragraph, with the following disclosure.

The company uses the full cost method of accounting for costs related to its oil and natural gas properties.  Capitalized costs included in the full cost pool are depleted on an aggregate basis using the units-of-production method.  All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized.  Costs for unevaluated properties, which typically include lease rentals, geology and seismic costs, are capitalized but are excluded from amortizable costs during the evaluation period. When determinations are made whether the property has proved recoverable reserves or not, or if there is an impairment, the costs are reclassified to amortizable costs.

Financial Statements

Note 3 - Oil and Gas Properties, page 39

5.                                      The disclosure you have in the first paragraph on page 40 indicates that you may reduce or eliminate a ceiling test write-down computed as of the end of a period if oil and gas prices increase subsequent to the balance sheet date.  The changes described in SEC FR- 78, Modernization of Oil and Gas Reporting, include revisions to SAB Topic 12:D.3.c, which previously accommodated the practice you describe.  However, as of the end of your recent fiscal year this was no longer an acceptable practice.  Please modify your accounting and disclosure as necessary to conform to this guidance and tell us the extent of any differences between your accounting and acceptable practice.

The Staff is advised that reference to oil and gas price increases subsequent to the balance sheet date having the effect of reducing or eliminating a ceiling test write down, applied only to periods prior to the year ended October 31, 2010.  The Company has not reduced or eliminated ceiling test write downs due to price increases subsequent to the balance sheet date.  The Company’s disclosure in Note 2 to the financial statements included in the Form 10-Q for the period ended January 31, 2011 and filed with the Commission on March 10, 2011, eliminated reference to the previously acceptable practice, and in future filings we will continue to exclude discussion with respect to oil and gas price increases subsequent to the balance sheet date.

Controls and Procedures, page 52

7.                                      We note that you disclose your view on the effectiveness of your internal control over financial reporting as of October 31, 2009.  The guidance in Item 308(a)(3) of Regulation S-K requires that you update this assessment at the end of each fiscal year.

The Staff is advised that the referenced date of October 31, 2009 is a typographical error, and should be October 31, 2010.  The Company believes that inclusion of the correct date in this, and the subsequent paragraph, when taken in context, make it reasonably clear to the reader that the October 31, 2010 date was intended.  Nevertheless, we will clarify this point in the Form 10-Q that the company files for its fiscal quarter ended April 30, 2011 by including the following disclosure:

“Our Annual Report on Form 10-K for the year ended October 31, 2010 included the following disclosure in the section entitled ‘Management’s Annual Report on Internal Control over Financial Reporting’:

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed our internal control over financial reporting as of October 31, 2010, the end of our fiscal year.  This assessment was based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our assessment, management has concluded that our internal control over financial reporting was effective as of October 31, 2009.

The reference to 2009 in the second sentence of the foregoing is incorrect and the sentence should read ‘Based on our assessment, management has concluded that our internal control over financial reporting was effective as of October 31, 2010.’”

*              *              *              *              *

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 297-2200.  Thank you in advance for your assistance.

Sincerely,

CREDO PETROLEUM CORPORATION

/s/ Alford B. Neely
Alford B. Neely
Chief Financial Officer